U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report for the Six Months Ended June 30, 2021

(December 29, 2021)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "SRL" are to Scully Royalty Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each, referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2021 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six months ended June 30, 2021 and the annual audited financial statements and notes thereto of SRL for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in SRL's annual report on Form 20-F for the year ended December 31, 2020. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DEAR FELLOW SHAREHOLDERS,

Today, we announced that we have filed our semi-annual report on form 6-k with the United States Securities & Exchange Commission and are providing a corporate update on our actions seeking to maximize shareholder value.

UPDATE ON THE SCULLY MINE

Overview

The most valuable asset that the Company owns is its royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials, with a minimum payment of C$3.25 million per annum.

In 2017, a new operator acquired the Scully mine and has achieved a number of milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. The Scully mine has a capacity of six million tonnes per annum and produces a premium iron ore product, with Fe content in excess of 65%.

The Scully Iron Ore Mine

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are largely dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical.

Iron Ore Price & Scully Mine Production

The operator of the mine has disclosed that the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In the first half of 2022, the Platts 65% Fe index price was at an approximately 16% (US$30) premium to the Platts 62% Fe Index price.

Letter to Shareholders

(i)

However, in recent months the price of iron ore has ceased its upward trend and reverted back towards its historical mean. The following is a three-year price chart of 62% iron ore:

The following table sets forth total iron ore products shipped by the Scully mine operator in 2019, 2020, and the first half of 2021:

	H1	H2	Full Year

	(tonnes)
2019	-	954,579	954,579
2020	1,459,162	1,539,492	2,998,654
2021	1,649,098	N/A	N/A

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is executing several capital improvement projects which are expected to reduce bottlenecks, while also investing in human resources and operational efficiency. These investments are currently expected to yield results in calendar 2022.

Update on Q3 2021 Royalty

There have been some recent developments which impacted our royalty in the third quarter of 2021. The operator of the Scully mine has an offtake agreement through which it sells 100% of its production to a single counterparty. This offtake agreement is structured such that an advance payment on revenue is made to the operator at the time of shipment from the Port of Sept-Isles in Quebec and then is subsequently adjusted based upon the actual price realized when the shipment reaches the customer.

Ocean freight transit can take ninety days or more (depending on, among other things, the location of the customer), which means that revenue in one quarter may be impacted by adjustments related to a previous quarter’s shipments. This adjustment mechanism impacted our third quarter royalty payment. Specifically, the initial advance payments were made based on Q2 2021’s higher pricing, whereas the final realized revenue was calculated after iron ore prices had declined in Q3 2021. Therefore, in the third quarter of 2021 there was a negative adjustment to the operator’s revenue directly related to realized pricing on shipments which had been made in Q2 2021. As a result of this, despite the operator producing 676,183 tonnes in the third quarter of 2021, our royalty payment was C$844,907.

Utilizing the rights within our agreement, we engaged a third-party forensic accounting firm to perform an audit of the various calculations which comprise the historical royalty payments, including the inputs to the operator’s revenue. This audit is currently underway, though initial findings appear to confirm the calculations. Therefore, we expect that in future periods – including in the fourth quarter of 2021 – our royalty will revert back to its historical trend.

CASH DIVIDEND POLICY

In April 2021, the Company announced that it was determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company announced that its board of directors had taken the first step by approving a cash dividend policy. While no dividends have been declared or determined to date, the dividend policy is intended to maximize potential future dividends payable to holders of common shares. after consideration of the Company's financial position, operating results, ongoing working capital requirements and other factors.

Letter to Shareholders

(ii)

Subject to board approval, applicable law and dependent on the Company’s results, financial position and other factors, the Company currently expects that the first dividend payment under its cash dividend policy to be made after receipt in the first quarter of 2022 of our royalty payments for the fourth quarter of 2021.

STOCK DIVIDENDS AND LIQUIDITY OF OUR COMMON SHARES

It has been and remains our goal and initiative to structure the group in a way that substantially eliminates the discount between the market price of our common shares and our stated net book value per share. For example, we believe that the value of our royalty interest in the Scully iron ore mine is not properly reflected in the price of our common shares. We believe that one of the reasons for this discrepancy is our complex group structure and diverse portfolio of assets with different economics, capital requirements, and growth prospects. One of the major obstacles for achieving this goal is the very limited liquidity in our common shares. This trading profile restricts many investors from acquiring shareholdings, as the illiquidity of our stock does not qualify us for institutional ownership.

C$ '000s, except share and per share amounts	As at June 30, 2021
Current assets	148,344
Non-current assets	371,228
Current liabilities	21,556
Non-current liabilities	126,493
Shareholders' equity	364,870

Shares outstanding	15,208,217	(1)
Book value per share (C$)	24.27	(2)
Book value per share (US$)	19.58	(2)
Market price per share (US$; 12/24/21 closing price)	9.50
Price / Book	0.48

Notes:

(1)	Diluted shares outstanding as at December 28, 2021. Does not include 1,538,600 common shares underlying options that were subject to approval of amendments to the Company’s equity incentive plan, which was obtained at the Company’s shareholder meeting on December 28, 2021.

(2)	Based on diluted shares outstanding as at December 28, 2021. See note 1 above.

To help address this issue of illiquidity with our common shares, our Board of Directors approved two tax-free stock dividends which increased the number of shares outstanding by approximately 18% without diluting any individual shareholder position. The goal of these stock dividends was to improve shareholder value and liquidity and make our common shares more accessible to a broader base of investors, and to date we are pleased with the outcome of this corporate action.

UPDATE ON MERCHANT BANKING & INDUSTRIAL SEGMENTS

In April 2021, we announced that to support the Company's core focus, the other two of our operating segments – Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements, beginning with our 2021 half-year results. However, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors has determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a rationalization will be completed within one year).

Management is committed to a plan to rationalize these interests, and substantial progress has been made on both projects. These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

Letter to Shareholders

(iii)

June 30, 2021 (C$ '000s, except share and per share amounts)	Royalty	Industrial	Merchant Banking	All Other	Consolidated
Assets	229,802	150,943	99,589	39,238	519,572
Liabilities and non-controlling interests	53,091	52,956	47,671	984	154,702
Shareholders' equity	176,711	97,987	51,918	38,254	364,870

Shareholders' equity per Share (C$)	11.96	6.63	3.51	2.59	24.69
Shares Outstanding (in '000s)(1)	14,779	14,779	14,779	14,779	14,779

Revenue from external customers	31,863	10,261	4,642	-	46,766
Income (loss) before income taxes	16,371	(3,722)	439	3,184	16,272

Note:

(1)	As at December 15, 2021.

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, with a focus on East Asia. This segment makes proprietary investments as part of its overall activities and we seek to realize gains on such investments over time. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction. This segment also holds various production and processing assets, including production and processing assets.

The book value of our Industrial segment was C$98.0 million, or C$6.63 per share, as at June 30, 2021.

Merchant Banking

Our Merchant Banking segment comprises regulated merchant banking with a focus on Europe and the Americas. We own Merkanti Bank Limited, a licensed bank in Europe, which does not engage in general retail, commercial banking or any universal banking operations, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

The book value of our Merchant Banking segment was C$51.9 million, or C$3.51 per share, as at June 30, 2021.

DISPUTE WITH EUROPEAN BANK

As previously disclosed, in the second half of 2019, a European Bank made an application in the Cayman Islands on an ex parte basis (without any prior notice to, or participation by the Company), and was ultimately granted an order which, among other things, restricts the Company from selling or disposing of certain shares in subsidiaries and other assets, without certain conditions or approvals being met. In 2021, we appealed this order and were partially successful, such that there will be no restrictions in dealing with our assets above a capped amount. This order is not a monetary judgement and has no implications on our ongoing daily businesses and our dividend policy.

The underlying dispute between the Company and bank is related to alleged guarantees of the former parent of the Group. In the second half of 2021, we were informed of a proposed amendment which, if allowed, would increase the amount of the bank’s claims to approximately EUR 91 million. The Company disputes the validity of these alleged guarantees, has received legal opinions that certain of the alleged guarantees are invalid, and does not believe that the claim linking the alleged guarantee to the Group has merit. The Company also has filed a counterclaim against the European Bank in excess of their claims, including the proposed amendments. It is difficult to predict how long this matter will take to get to trial, though we believe it is unlikely that this dispute will be resolved in the near future.

We do not currently expect that this dispute will ultimately result in a material impact on our financial results.

Letter to Shareholders

(iv)

MANAGEMENT COMMENTARY

Samuel Morrow, President of the Company, commented, "We are pleased by our financial results in the first half of 2021 and continue to make progress towards our strategic goals, which we believe will best position the Company to maximize value for our shareholders over the long-term."

STAKEHOLDER COMMUNICATIONS

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire half-year report, which includes our unaudited financial statements and management's discussion and analysis, for the six months ended June 30, 2021, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Samuel Morrow

President & Chief Executive Officer

Letter to Shareholders

(v)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The new operator of the mine commenced mining operations in 2019. The operator continued its ramp-up through 2020 and into 2021.

The operator of the mine has disclosed that the mine historically extracted approximately 11.8 million tonnes of raw iron per year from which approximately 4.1 million metric tonnes of iron concentrate were produced at an onsite milling facility. It further disclosed that upon-reactivation annual production capacity targeted a capacity of 6.25 million metric tonnes of iron concentrate by 2021, with production ranging from 5.80 million to 7.55 million metric tonnes over the subsequent 22 years. Iron concentrate is transported by rail to the port facilities at Point Noire, Quebec, where it is unloaded, stockpiled and loaded on vessels for sale to the seaborne market.

Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

Recent Developments

Continued Scully Iron Ore Mine Ramp Up

In 2021, the operator of the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada, continued its ramp-up of operations at the mine. As a result of such increased operations, our Iron Ore Royalty segment revenues in the first half of 2021 were $31.9 million, compared to $11.7 million in the same period of 2020. See "Business Segments".

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In the first half of 2021, the Platts 65% Fe index sold at approximately a 16% (US$30) premium to the Platts 62% Fe Index.

On August 30, 2019 the operator of the mine announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine for the periods indicated:

	Six Months Ended June 30,
	2021	2020

	(tonnes)
Iron Ore Products Shipped	1,649,098	1,459,162

In July 2021, the operator of the Scully iron ore mine filed an environmental assessment registration with the Newfoundland and Labrador government, seeking to expand its current tailings impoundment area by up to 1.411 hectares. The disclosed purpose of such expansion was to enable the extension of mine operations by 22 years to 2047 to fully utilize the mines ore reserves. The provincial government has not rendered a decision on such application to date.

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is currently executing several capital improvement projects which are expected to reduce bottlenecks, while at the same time investing in human resources and operational efficiency. These investments are currently expected to yield results in calendar 2022.

Cash Dividend Policy

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. While no dividends have been declared or determined to date, based upon a review of our financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay cash dividends to holders. The timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.

Subject to board approval, applicable law and dependent on the Company’s results, financial position and other factors, the Company currently expects that the first dividend payment under its cash dividend policy to be made after the receipt in the first quarter of 2022 of its royalty payment relating to the fourth quarter of 2021.

Stock Dividend

On April 30, 2021, we announced that our board of directors has approved the following stock dividends to the holders of our Common Shares:

•	a 9% stock dividend was distributed on May 31, 2021, to shareholders of record as at May 14, 2021; and

•	an 8% stock dividend was distributed on November 30, 2021, to shareholders of record as at November 15, 2021.

No fractional shares were issued by us in connection with such stock dividends.

Business Segments

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes multiple projects in resources and services; and (iii) Merchant Banking, which comprises regulated merchant banking. In April 2021, we announced that to support the Company's core focus, the other two of our operating segments – Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements, beginning with our 2021 half-year results. However, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors has determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a sale will be completed within one year).

Management is committed to a plan to rationalize these interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2021 and 2020 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, iron ore prices and demand, operations at the Scully iron ore mine, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments.

Business Environment

In the first half of 2021, the demand for iron ore increased, with iron ore prices reaching record levels as global steel production increased and seaborne iron ore supply growth was limited. According to the World Steel Association, global crude steel production in the first half of 2021 increased 14% over the first half of 2020, with strong increases in crude steel production in China, which accounts for approximately 70% of all seaborne iron ore demand. The 65% Fe iron ore price, as reported by Platts, increased by 100% to an average US$212 per tonne for the first half of 2021, compared to an average of US$106 in the same period of 2020. In the third quarter of 2021, iron ore prices have decreased to US$190 per tonne for 65% Fe iron ore, as reported by Platts, as the demand for seaborne iron ore from China weakened due to government efforts to curb steel production growth in China.

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations in our merchant banking and industrial segments may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at June 30, 2021, the Canadian dollar was stronger by 6.2% against the Euro from the end of 2020. We recognized a net $6.6 million currency translation adjustment loss under accumulated other comprehensive income within equity in the six months ended June 30, 2021, compared to a net $6.9 million currency translation adjustment gain in the comparative period of 2020. In addition, we recognized a net gain of $1.2 million on exchange differences on foreign currency transactions in our consolidated statement of operations in the six months ended June 30, 2021, compared to net loss of $1.0 million in the comparative period of 2020.

Results of Operations

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2021		2020
			(Restated)(1)
	(In thousands, except per share amounts)
Revenue	$46,766		$25,699	(1)
Costs of sales and services	20,969		10,890	(1)
Selling, general and administrative expenses	9,821		10,320
Finance costs	953		1,000
Exchange differences on foreign currency transactions, net (gain) loss	(1,249)		1,048
Net income (loss)(2)	9,758		(1,068)
Net income (loss)(2) per share:
Basic	0.66	(3)	(0.07	)(4)
Diluted	0.65	(3)	(0.07	)(4)

Notes:

(1)	Results for the prior period have been adjusted to reflect a revenue item of $4.6 million and related offset costs of sales and services. See Note 6 to our unaudited financial statements for the six months ended June 30, 2021.
(2)	Attributable to our shareholders.
(3)	Adjusted for stock dividend distributed in November 2021.
(4)	Adjusted for stock dividend distributed in May and November, 2021

The following table provides a breakdown of revenue for each of the periods indicated:

	Six Months Ended
	June 30,
	2021	2020
		(Restated)
	(In thousands)
Merchant Banking products and services	$41,665	$19,306
Interest	314	255
Gain on securities, net	-	1,832
Dividend income	205	-
Other, including medical and real estate sectors	4,582	4,266
Revenue	$46,766	$25,659

During the six months ended June 30, 2021, royalty revenue (which is included in Merchant Banking products and services) represented 68% of total revenue, compared to 44% in the comparative period of 2020.

The following is a breakdown of our revenue by segment for each of the periods indicated:

	Six Months Ended
	June 30,
	2021	2020
		(Restated)
	(In thousands)
Royalty	$31,863	$11,679
Industrial	10,261	8,508
Merchant Banking	4,642	5,472
Revenue	$46,766	$25,659

In the first half of 2021, 5.7% of our revenue was from Europe, 91.4% was from the Americas and 2.9% was from Asia, Africa and other regions.

In the first half of 2021, our proportionate revenue by product was 76% from iron ore royalties, 15% from hydrocarbons and 9% from other.

Based upon the average exchange rates for the first half of 2021, the Canadian dollar weakened by approximately 0.01% in value against the Euro compared to the same period of 2020.

Revenue for the first half of 2021 increased to $46.8 million from $25.7 million in the same period of 2020, mainly as a result of an increase in iron ore prices during the period, to a lesser extent, an increase in production at the mine underlying our royalty interest and an increase in natural gas pricing.

Revenue for our Royalty segment for the first half of 2021 increased to $31.9 million from $11.7 million in the same period of 2020, primarily as a result of an increase in iron ore prices during the period and, to a lesser extent, an increase in production at the mine underlying our royalty interest.

Revenue for our Industrial segment for the first half of 2021 increased to $10.3 million from $8.5 million in the same period of 2020, primarily as a result of an increase in natural gas prices.

Revenue for our Merchant Banking segment for the first half of 2021 decreased to $4.6 million from $5.5 million in the same period of 2020.

Costs of sales and services increased to $21.0 million during the first half of 2021 from $10.9 million for the same period in 2020 primarily as a result of a loss on derivatives incurred in the current period incurred in connection with iron ore prices. Costs of sales and services during the first half of 2020 included a credit loss reversal of $3.2 million.

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2021	2020
		(Restated)
	(In thousands)
Merchant banking products and services	$12,945	$11,564
Reversal of credit losses	(4)	(3,102)
Loss on derivative contracts, net	3,461	-
Gain on disposition of a subsidiary	-	(88)
Fair value loss on a loan payable measured at FVTPL	1,177	227
Other	3,390	2,289
Total costs of sales and services	$20,969	$10,890

We recognized a net loss on derivative contracts of $3.5 million in the first half of 2021 in connection with iron ore prices.

In the first half of 2021, we recognized a gain of $4,000, resulting from reversal of credit losses, and in the same period of 2020 recognized a gain of $3.1 million.

In the first half of 2021, we incurred a fair value loss on a long-term loan payable measured at fair value through profit or loss ("FVTPL") of $1.2 million, compared to $0.2 million in the same period of 2020.

In the first half of 2021, we recognized other costs of sales and expenses of $3.4 million relating to medical supplies and real estate, compared to $2.3 million in the same period of 2020. The increase related to additional contract revenue in these businesses generated in the first half of 2021.

Selling, general and administrative expenses decreased to $9.8 million in the first half of 2021 from $10.3 million in the same period of 2020. The decrease was marginal.

In the first half of 2021, we recognized a net foreign currency transaction gain of $1.2 million, compared to a net loss of $1.0 million in the same period of 2020, in our consolidated statement of operations. The foreign currency transaction gain or loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $0.6 million in the first half of 2021, compared to $1.3 million in the same period of 2020. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2021 was $0.1 million, compared to $0.1 million in the same period of 2020. We also recognized resource property revenue tax expense of $6.3 million in the first half of 2021 and $2.1 million in the same period of 2020. The increase was as a result of increased production and shipments at the mine underlying our royalty interest and increased iron ore prices.

Overall, we recognized an income tax expense of $6.9 million (income tax expense of $0.6 million and resource property revenue taxes of $6.3 million) in the first half of 2021, compared to income tax expense of $3.4 million (income tax expense of $1.3 million and resource property revenue taxes of $2.1 million) in the same period of 2020.

In the first half of 2021, our net income attributable to shareholders was $9.8 million, or $0.66 per share on a basic and $0.65 per share on a diluted basis, compared to a net loss of $1.1 million, or $0.07 per share on a basic and diluted basis, in the same period of 2020.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern;

•	to position ourselves to generate returns for and distribute dividends to our shareholders;

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2021	2020

	(In thousands, except ratio amounts)
Total debt(1)	$35,911	$38,053
Less: cash	(55,594)	(63,552)
Net debt	Not applicable	Not applicable
Shareholders' equity	364,870	361,544
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt at June 30, 2021 and December 31, 2020 included bonds payable (of $35.9 million and $38.1 million, respectively) and did not include: (a) a non-interest bearing loan payable of $6.3 million as at June 30, 2021 and $5.2 million as at December 31, 2020 which is measured at fair value through profit or loss and does not have a fixed repayment date. See "– Financial Position"; and (b) long-term lease liabilities of $0.6 million as at June 30, 2021 and $0.8 million as at December 31, 2020, recognized as a consequence of IFRS 16, Leases.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2021 and December 31, 2020. Our net debt-to-equity was not applicable as we had a net cash balance as at June 30, 2021 and December 31, 2020.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2021	2020

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	35,911	$38,053
Shareholders' equity	364,870	361,544
Long-term debt-to-equity ratio	0.10	0.11

Note:

(1)	See note in table above.

During the first half of 2021, our strategy, which remained unchanged from the same period of 2020, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was $0.10 as at June 30, 2021 and 0.11 as at December 31, 2020.

Cash Flows

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of operations of the mine underlying our royalty interest, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Six Months Ended
	June 30,
	2021	2020
		(Restated)
	(In thousands)
Cash flows used in operating activities	$(5,735)	$(9,053)
Cash flows (used in) provided by investing activities	(3)	2,822
Cash flows used in financing activities	(228)	(244)
Exchange rate effect on cash	(1,992)	2,970
Decrease in cash	$(7,958)	$(3,505)

Cash Flows from Operating Activities

Operating activities used cash of $5.7 million in the six months ended June 30, 2021, compared to $9.1 million in the same period of 2020. An increase in receivables used cash of $19.2 million in the six months ended June 30, 2021, compared to $16.2 million in the same period of 2020. The increase in receivables related to an affiliate controlled by our Chairman and increase in royalty receivables. See "Transactions with Related Parties" for further information. An increase in restricted cash used cash of $4.7 million in the six months ended June 30, 2021, compared to a decrease in restricted cash providing cash of $63,000 in the same period of 2020. An increase in short-term securities used cash of $3.1 million in the first half of 2021, compared to $1.2 million in the same period of 2020. An increase in account payables and accrued expenses provided cash of $2.8 million in the six months ended June 30, 2021, compared to $6.2 million in the same period of 2020.

Cash Flows from Investing Activities

Investing activities used cash of $3,000 in the six months ended June 30, 2021, compared to providing cash of $2.8 million in the same period of 2020. Proceeds from the sale of investment property provided cash of $11,000 in the first half of 2021, compared to $4.8 million in the same period of 2020. In the first half of 2020, loan advances used cash of $1.2 million.

Cash Flows from Financing Activities

Cash used in financing activities was $0.2 million in the six months ended June 30, 2021 and the same period of 2020.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2021	2020

	(In thousands)
Cash	$55,594	$63,552
Short-term securities	20,443	18,497
Trade receivables	3,464	4,755
Tax receivables	369	282
Other receivables	60,019	39,518
Inventories	1,399	1,413
Restricted cash	4,879	175
Deposits, prepaid and other	2,177	1,019
Total current assets	148,344	129,211
Working capital	126,788	113,074
Total assets	519,572	509,125

Account payables and accrued expenses	16,624	15,680
Financial liabilities - derivatives	4,412	-
Income tax liabilities	520	457
Total current liabilities	21,556	16,137
Bonds payable, long-term	35,911	38,053
Loan payable, long-term	6,261	5,223
Decommissioning obligations, long-term	17,361	14,072
Deferred income tax liabilities	66,355	66,115
Total liabilities	148,049	124,264
Shareholders' equity	364,870	361,544

We maintain an adequate level of liquidity, with a portion of our assets held in cash. This provides us with flexibility in managing our continuing business.

As at June 30, 2021, cash decreased to $55.6 million from $63.6 million as at December 31, 2020. The decrease was primarily the result of an increase in receivables.

We had short-term securities of $20.4 million as at June 30, 2021 and $18.5 million as at December 31, 2020, which comprised of government and other securities. The increase in short-term securities resulted from purchases of securities, including government bonds at our bank subsidiary, partially offset by exchange rate fluctuations.

Trade receivables and other receivables were $3.5 million and $60.0 million, respectively, as at June 30, 2021, compared to $4.8 million and $39.5 million, respectively, as at December 31, 2020. Trade receivables primarily consisted of product sales from our Merchant Banking and Industrial segments. Included in other receivables were receivables of $14.8 million related to our iron ore royalty interest. Other receivables included a loan of $6.7 million and aggregate current receivables of $35.3 million as at June 30, 2021 from a related party. See "Transactions with Related Parties" for further information. The increase in other receivables resulted from working capital and cash management in the ordinary course of business.

Inventories were $1.4 million as at June 30, 2021 and December 31, 2020.

Deposits, prepaid and other assets were $2.2 million as at June 30, 2021, compared to $1.0 million as at December 31, 2020. The increase primarily resulted from advances to information technology suppliers for a core banking platform upgrade.

Current tax receivables, consisting primarily of value-added taxes and income tax recovery, were $0.4 million as at June 30, 2021 and $0.3 million as at December 31, 2020.

Account payables and accrued expenses were $16.6 million as at June 30, 2021, compared to $15.7 million as at December 31, 2020.

We had financial liabilities relating to derivatives of $4.4 million as at June 30, 2021, compared to $nil as at December 31, 2020. These liabilities relate to iron ore derivative hedging positions, which were subsequently closed in the third quarter of 2021 after the decline in iron ore prices.

We had current income tax liabilities of $0.5 million as at June 30, 2021 and December 31, 2020.

We had bonds payable of $35.9 million as at June 30, 2021, compared to $38.1 million as at December 31, 2020. The decrease resulted from exchange fluctuation.

We had a non-interest bearing loan payable, which is measured at FVTPL, of $6.3 million as at June 30, 2021, compared to $5.2 million as at December 31, 2020. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar instruments.

As at June 30, 2021, we had long-term decommissioning obligations of $17.4 million relating to our existing hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $14.1 million as at December 31, 2020. The increase primarily results from change in inflation rates.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future within our merchant banking and industrial segments. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the six months ended June 30, 2021, we reported a net $6.6 million currency translation adjustment loss under other comprehensive income within equity. This compared to a net gain of $6.9 million in the same period of 2020. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out obligations and commitments, including contractual obligations, bonds payable and loan payable measured at fair value as at December 31, 2020.

	Payments Due by Period(1)
	(in thousands)
Contractual Obligations(2)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$423	$565	$268	$-	$1,256
Bonds payable	1,561	3,122	3,122	42,142	49,947
Loan payable(3)	-	-	-	5,223	5,223
Total	$1,984	$3,687	$3,390	$47,365	$56,426

Notes:

(1)	Includes principal and interest.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at FVTPL. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $53.6 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2020. Inclusive of the undiscounted contractual amount due, total contractual obligations at December 31, 2020 are $53.6 million. The actual repayment may be materially different from the amount disclosed herein. See "– Financial Position" for further information.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenue or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2020, for a discussion of the significant accounting policies.

In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than assets held for sale and deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of goodwill, if any, and non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Assets Held for Sale and Discontinued Operations

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

We measure a disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell. We recognize an impairment loss for any initial or subsequent write-down of the disposal group to fair value less costs to sell, to the extent that it has not been recognized.

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa. Generally, management determines whether a component is a discontinued operation or not based on the contribution of the component to our net income (loss), net assets, or gross assets. Management does not view revenue as a major factor in determining whether a component is a discontinued operation or not because the revenue factor does not contribute any real economic benefits to us.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, which establishes a single forward-looking expected loss impairment model.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, our management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an iron ore royalty interest, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $260.4 million as at June 30, 2021.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2020 and the first half of 2021, we did not recognize any impairment in respect of our interests in resource properties.

Our iron ore reserves are estimates of the amount of product that can be economically and legally extracted from our mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of our interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in our rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

Our hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon: (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.

Included in interests in resource properties as at June 30, 2021, were exploration and evaluation assets with an aggregate carrying amount of $17 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $49.1 million as at June 30, 2021, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Taxation

We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing. The income tax filings of the companies in our group are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, we believe that we have an adequate provision for income taxes based on available information.

We recognized deferred income tax assets of $10.3 million as at June 30, 2021. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 24 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

New Standards and Interpretations Adopted and Not Yet Adopted

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In May 2020, the IASB issued further amendments to IFRS 3 which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the "10 per cent" test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management is currently assessing the impacts of the amended standards and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In May 2021, the IASB issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In August 2020, the IASB issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16. The amendments are effective to the Company for periods beginning on January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there is no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but instead the requirement is to update the effective interest rate to reflect the change to the alternative benchmark rate.

Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's publicly traded securities or the bonds of a subsidiary.

	Six Months Ended
	June 30,
	2021	2020

	(In thousands)
Fee income	$-	$9
Dividends income	198	-
Interest income	46	75
Royalty expenses	(369)	(323)
Fee expenses	-	(2)
ECL allowance	-	(8)
Recovery (reimbursements) of expenses, primarily including employee benefits and lease and office expenses	78	(514)

From time to time we have entered into arrangements with a company controlled by our Chairman to assist us to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at June 30, 2021, we held: (i) an indemnification asset of $6.7 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a loan to such company of $0.8 million, bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for our benefit; and (iii) current account receivables of $34.5 million. We also had current account payables of $26,000 due to the aforesaid affiliate as at June 30, 2021.

In addition, pursuant to this arrangement, during the six months ended June 30, 2021 and 2020, respectively, we recovered and reimbursed such company $0.1 million and $0.5 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.4 million and $0.3 million, respectively, during the six months ended June 30, 2021 and 2020 that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Please refer to Note 27 of our audited consolidated financial statements for the year ended December 31, 2020, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2020.

Outstanding Share Data

Our share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "SRL". As of June 30, 2021, we had 13,684,622 Common Shares and 428,915 stock options issued and outstanding. In addition, 1,538,600 stock options (as adjusted for share dividends declared and paid in 2021) were granted by us in May 2021, which grants are subject to the approval of our shareholders at our annual and extraordinary meeting to be held in December 2021.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at June 30, 2021. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our then Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages.

Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto.

One of our subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. As at December 31, 2020, the total amount of the assessments was $3.5 million of which $1.2 million has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery. In late 2020, the relevant government passed legislation which provided for the waiver of interest and penalties on unpaid principal as a Covid-19 relief measure. As a result of this new legislation, the subsidiary began discussions with the relevant tax authorities and in August 2021, the subsidiary entered an agreement whereby the disputes will be settled for $0.5 million, being the entire remaining amount of the principal owing (with all interest and penalties waived). As a result, a liability of $0.5 million was recognized as at June 30, 2021.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $68.3 million (€43.8 million) as at December 31, 2020. We believe that such claim is without merit and intend to vigorously defend such claim. In the second half of 2021, we were informed of a proposed amendment to the claim which, if allowed, would increase the amount to approximately $133.8 million (€91.0 million) as at June 30, 2021. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at June 30, 2021. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

-	our financial results may fluctuate substantially from period to period;

-	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

-	we are subject to global economic, market and business risks with respect to the current COVID-19 pandemic;

-	our business is highly competitive;

-	if we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected;

-	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

-	the operation of the iron ore mine underlying our royalty interest is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

-	our activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

-	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

-	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

-	if the fair values of our long-lived assets or their recoverable amounts fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

-	derivative transactions may expose us to unexpected risk and potential losses;

-	the operations of our banking subsidiary are subject to regulation, which could adversely affect our business and operations;

-	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

-	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

-	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

-	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

-	we may substantially increase our debt in the future;

-	as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

-	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

-	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

-	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

-	our hydrocarbon and related operations are subject to inherent risks and hazards;

-	future environmental and reclamation obligations respecting our resource properties and interests may be material;

-	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

-	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

-	restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment;

-	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

-	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

-	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares; and

-	investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scully Royalty Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended June 30, 2021.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of Scully Royalty Ltd. as at June 30, 2021 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six months ended June 30, 2021 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Scully Royalty Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$55,594	$63,552
Securities	20,443	18,497
Trade receivables	3,464	4,755
Tax receivables	369	282
Other receivables	60,019	39,518
Inventories	1,399	1,413
Restricted cash	4,879	175
Deposits, prepaid and other	2,177	1,019
Total current assets	148,344	129,211
Non-current Assets
Securities	3,523	3,721
Loan receivable	22	1,237
Real estate held for sale	13,141	13,954
Investment property	34,748	36,908
Property, plant and equipment	49,142	51,883
Interests in resource properties	260,402	261,355
Deferred income tax assets	10,250	10,856
Total non-current assets	371,228	379,914
	$519,572	$509,125
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$16,624	$15,680
Financial liabilities – derivatives	4,412	-
Income tax liabilities	520	457
Total current liabilities	21,556	16,137
Long-term Liabilities
Bonds payable	35,911	38,053
Loan payable	6,261	5,223
Decommissioning obligations	17,361	14,072
Deferred income tax liabilities	66,355	66,115
Other	605	801
Total long-term liabilities	126,493	124,264
Total liabilities	148,049	140,401
Equity Capital stock, fully paid	17	16
Additional paid-in capital	312,470	312,471
Treasury stock	(2,643)	(2,643)
Contributed surplus	16,491	16,627
Retained earnings	11,272	1,378
Accumulated other comprehensive income	27,263	33,695
Shareholders' equity	364,870	361,544
Non-controlling interests	6,653	7,180
Total equity	371,523	368,724
	$519,572	$509,125

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2021	2020
		(Restated)
Revenue	$46,766	$25,659

Costs and expenses:
Costs of sales and services	20,969	10,890
Selling, general and administrative	9,821	10,320
Finance costs	953	1,000
Exchange differences on foreign currency transactions, net (gain) loss	(1,249)	1,048
	30,494	23,258

Income before income taxes	16,272	2,401
Income tax expense
Income taxes	(620)	(1,298)
Resource property revenue taxes	(6,259)	(2,127)
	(6,879)	(3,425)
Net income (loss) for the period	9,393	(1,024)

Net loss (income) attributable to non-controlling interests	365	(44)
Net income (loss) attributable to owners of the parent company	$9,758	$(1,068)

Earnings (loss) per share
Basic	$0.66	$(0.07)
Diluted	$0.65	$(0.07)

Weighted average number of common shares outstanding
— basic	14,779,302	14,779,302
— diluted	14,918,941	14,779,302

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

(Canadian Dollars in Thousands)

	2021	2020
Net income (loss) for the period	$9,393	$(1,024)
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(6,594)	6,681
Reclassification adjustment for exchange differences to statements of operations for subsidiaries disposed	-	215
Net exchange difference	(6,594)	6,896
Fair value loss on securities at fair value through other comprehensive income	(23)	(4)
Reclassification of reversal of impairment charge to statements of operations	23	(3)
Net fair value loss on securities at fair value through other comprehensive income	-	(7)
	(6,594)	6,889
Total comprehensive income for the period	2,799	5,865
Comprehensive loss (income) attributable to non-controlling interests	527	(357)
Comprehensive income attributable to owners of the parent company	$3,326	$5,508

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Retained Earnings (Deficit)	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustment	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at December 31, 2020	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,378	$(92)	$33,787	$361,544	$7,180	$368,724
Net income (loss)	-	-	-	-	-	9,758	-	-	9,758	(365)	9,393
Shares issued from stock dividends	1,135,729	-	(5,908)	-	-	-	-	-	-	-	-
Forfeiture of stock options	-	-	-	-	(136)	136	-	-	-	-	-
Net exchange differences	-	-	-	-	-	-	-	(6,432)	(6,432)	(162)	(6,594)
Balance at June 30, 2021	13,756,177	$312,487	(71,555)	$(2,643)	$16,491	$11,272	$(92)	$27,355	$364,870	$6,653	$371,523

Balance at December 31, 2019	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,009	$(145)	$26,277	$353,612	$8,402	$362,014
Net (loss) income	-	-	-	-	-	(1,068)	-	-	(1,068)	44	(1,024)
Dividends paid	-	-	-	-	-	-	-	-	-	(30)	(30)
Disposition of a subsidiary	-	-	-	-	-	-	-	-	-	(960)	(960)
Net fair value loss	-	-	-	-	-	-	(7)	-	(7)	-	(7)
Net exchange differences	-	-	-	-	-	-	-	6,583	6,583	313	6,896
Balance at June 30, 2020	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$(59)	$(152)	$32,860	$359,120	$7,769	$366,889

Total comprehensive (loss) income for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2021	$3,326	$(527)	$2,799
2020	$5,508	$357	$5,865

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

(Canadian Dollars in Thousands)

	2021	2020
		(Restated)
Cash flows from operating activities:
Net income (loss) for the period	$9,393	$(1,024)
Adjustments for:
Amortization, depreciation and depletion	6,128	5,787
Exchange differences on foreign currency transactions	(1,249)	1,048
Loss (gain) on securities, net	346	(1,832)
Loss on derivative contracts, net	3,461	-
Gain on disposition of a subsidiary	-	(88)
Deferred income taxes	598	988
Interest accretion	138	110
Fair value loss on a loan payable measured at FVTPL	1,177	227
Reversal of credit losses	(4)	(3,102)
Write-offs of a payable	(390)	-
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short term securities	(3,098)	(1,233)
Receivables	(19,244)	(16,231)
Restricted cash	(4,715)	63
Inventories	9	83
Deposits, prepaid and other	(1,205)	(66)
Account payables and accrued expenses	2,750	6,239
Income tax liabilities	44	311
Other	126	(333)
Cash flows used in operating activities	(5,735)	(9,053)

Cash flows from investing activities:
Purchases of property, plant and equipment, net	(14)	(88)
Proceeds from sale of investment property	11	4,750
Loan advances	-	(1,187)
Disposition of a subsidiary, net of cash and cash equivalents disposed of	-	(873)
Other	-	220
Cash flows (used in) provided by investing activities:	(3)	2,822
Cash flows from financing activities:
Reductions in lease liabilities	(228)	(214)
Dividends paid to non-controlling interests	-	(30)
Cash flows used in financing activities	(228)	(244)
Exchange rate effect on cash and cash equivalents	(1,992)	2,970
Decrease in cash	(7,958)	(3,505)
Cash, beginning of period	63,552	78,274
Cash, end of period	$55,594	$74,769

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021
(Unaudited)

Note 1.  Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these consolidated financial statements. The Groups's core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company's primary business office is Suite 803, 11 Duddell Street, Dina House, Ruttonjee Centre, Central, Hong Kong SAR China.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

A.  Basis of Presentation

These condensed consolidated financial statements include the accounts of Scully and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by Scully in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the six months ended June 30, 2021 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). Except those accounting changes in 2021 as indicated in Note 3, the same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual consolidated financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual consolidated financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of Scully, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in Scully 's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's iron ore royalty activities involve seasonality and cyclicality.

Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation. These reclassifications were not material to the consolidated financial statement.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021
(Unaudited)

Note 3. Accounting Policy Developments

Accounting Changes in 2021

In August 2020, the IASB issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16. The amendments are effective to the Company for periods beginning on January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there is no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but instead the requirement is to update the effective interest rate to reflect the change to the alternative benchmark rate.

Future Accounting Changes

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations ("IFRS 3") which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021
(Unaudited)

Note 3. Accounting Policy Developments (continued)

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the "10 per cent" test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements.

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management is currently assessing the impacts of the amended standards and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements.

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group's consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021
(Unaudited)

Note 4.  Business Segment Information

The Group, through its operating segments, is primarily in the merchant banking business, which includes its iron ore royalty, financial services and other resource interests and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

The Group currently has three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group's operating results are currently categorized into the following operating segments: Royalty, Industrial, Merchant Banking and All Other segments which include corporate activities.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Royalty segment includes an interest in the Scully iron ore mine in Wabush, Newfoundland & Labrador, Canada. The Group's Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia. The Group's Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking with a focus on Europe and South America. In addition, the Merchant Banking segment owns two industrial real estate parks.

The All Other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company's audited consolidated financial statements for the year ended December 31, 2020. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which includes reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group's All Other segment.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021
(Unaudited)

Note 4.  Business Segment Information (continued)

Segment Operating Results

	Six Months ended June 30, 2021
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$31,863	10,261	$4,642	$-	$46,766
Intersegment sale	-	3,033	3,272	4,371	10,676
Interest expense	2	70	878	3	953
Income (loss) before income taxes	16,371	(3,722)	439	3,184	16,272

	Six Months ended June 30, 2020
	(Restated)
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$11,679	$8,508	$5,472	$-	$25,659
Intersegment sale	-	26	859	-	885
Interest expense	-	64	919	17	1,000
Income (loss) before income taxes	7,913	(1,205)	(241)	(4,066)	2,401

Note 5. Shareholders' Equity

Capital Stock

During the six months ended June 30, 2021, the movement of capital stock was as follows:

	Number of Shares	Capital Stock at Par Value	Additional Paid-in Capital	Total Capital Stock
Balance, beginning of the period	12,620,448	$16	$312,471	$312,487
Stock dividends*	1,135,729	1	(1)	-
Balance, end of the period	13,756,177	$17	$312,470	$312,487

* A 9% stock dividend was distributed on May 31, 2021, to shareholders of record as at May 14, 2021.

Treasury Stock

	June 30, 2021		December 31, 2020
Total number of common shares held as treasury stock	71,555	*	65,647
Total carrying amount of treasury stock	$2,643		$2,643

* 5,908 common shares were received as stock dividends during the six months ended June 30, 2021.

All of the Company's treasury stock is held by the Company itself.

Stock Options

The following table is a summary of the changes in stock options granted under the 2017 Equity Incentive Plan (the "2017 Plan") during six months ended June 30, 2021:

	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2020	426,000	8.76
Forfeited	(32,500)	8.76
Adjustment for stock dividends	35,415	Not applicable
Outstanding as at June 30, 2021	428,915	8.04
As at June 30, 2021:
Options exercisable	428,915	8.04

Data in this Note 5 have not reflected the stock dividends paid in November 2021 (see Note 10).

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2021
(Unaudited)

Note 6. Consolidated Statements of Operations

Revenue

The Group's revenue comprised:

Six months ended June 30:	2021	2020
		(Restated)
Merchant banking products and services	$41,665	$19,306
Interest	314	255
Gain on securities, net	-	1,832
Dividend income	205	-
Other, including medical and real estate sectors	4,582	4,266
Revenue	$46,766	$25,659

During the six months ended June 30, 2021, royalty revenue (which is included in the merchant banking products and services) from an iron mine operator represented approximately 68% of total revenue (2020: 44%).

Expenses

The Group's costs of sales and services comprised:

Six months ended June 30:	2021	2020
		(Restated)
Merchant banking products and services	$12,945	$11,564
Reversal of credit losses	(4)	(3,102)
Loss on derivative contracts, net	3,461	-
Gain on disposition of a subsidiary	-	(88)
Fair value loss on a loan payable measured at FVTPL	1,177	227
Other	3,390	2,289
Total costs of sales and services	$20,969	$10,890

Note 7.  Earnings (loss) Per Share

Earnings (loss) per share data for the six months ended June 30, 2021 and 2020 are summarized as follows:

	2021	2020
Basic income (loss) attributable to holders of common shares	$9,758	$(1,068)
Effect of dilutive securities:	-	-
Diluted income (loss)	$9,758	$(1,068)

	2021		2020
Weighted average number of common shares outstanding — basic	14,779,302	*	14,779,302	**
Effect of dilutive securities:
Options	139,639		-
Weighted average number of common shares outstanding — diluted	14,918,941		14,779,302

*  The numbers for the six months ended June 30, 2021 were adjusted for the stock dividends issued in November 2021.

**The numbers for the six months ended June 30, 2020 were adjusted for the stock dividends issued in May and November 2021.

Note 8.  Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's securities or the bonds of Merkanti Holding plc.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2021
(Unaudited)

Note 8.  Related Party Transactions (continued)

The Group had the following transactions with its related parties:

Six months ended June 30:	2021	2020
Fee income	$-	$9
Dividends income	198	-
Interest income	46	75
Royalty expenses	(369)	(323)
Fee expenses	-	(2)
ECL allowance	-	(8)
Recovery (reimbursements) of expenses, primarily including employee benefits and lease and office expenses	78	(514)

From time to time the Group has entered into arrangements with a company controlled by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to this arrangement, as at June 30, 2021, the Group held: (i) an indemnification asset of $6,739 relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group's subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a loan to such company of $804, bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit; and (iii) current account receivables of $34,505. The Group also had current account payables of $26 due to the aforesaid affiliate as at June 30, 2021.

In addition, pursuant to this arrangement, during the six months ended June 30, 2021 and 2020, respectively, the Group recovered and reimbursed such company $78 and $514 (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, the Group had royalty expenses of $369 and $323, respectively, during the six months ended June 30, 2021 and 2020 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2021
(Unaudited)

Note 9.  Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group's operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities.

One of the Group's subsidiaries formerly disputed certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and the Group has appealed these matters locally. As at December 31, 2020, the total amount of the assessments is $3,486 of which $1,247 has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery. In late 2020, the relevant government passed legislation which provided for the waiver of interest and penalties on unpaid principal as a Covid-19 relief measure. As a result of this new legislation, the subsidiary began discussions with the relevant tax authorities and in August 2021, the subsidiary entered an agreement whereby the disputes will be settled for $538, being the entire remaining amount of the principal owing (with all interest and penalties waived). As a result, a liability of $538 was recognized as at June 30, 2021.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $68,363 (€43,800) as at December 31, 2020. The Group believes that such claim is without merit and intends to vigorously defend such claim. In the second half of 2021, the Group was informed of a proposed amendment to the claim which, if allowed, would increase the amount to approximately $133,754 (€90,995) as at June 30, 2021. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group's financial position or results of operations as at June 30, 2021. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial position, cash flows or results of operations.

Note 10. Subsequent Events

The 2017 Plan

In April 2021, the Company's Board of Directors authorized an amendment to the 2017 Plan to: (i) increase the number of common shares of the Company available for Awards (as defined in the 2017 Plan) thereunder by 1,326,591 common shares from 575,403 to 1,901,994 common shares; and (ii) increase the annual limitations on grants of Awards to Covered Employees (as defined in the 2017 Plan) to 400,000 common shares of the Company in any fiscal year (425,000 common shares during the fiscal year when such participant's employment commences). The Company's shareholders will be asked to approve these amendments at the Company's annual meeting in December 2021. The Company's Compensation Committee and Board of Directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 common shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of the Company's 2020 Annual Report on Form 20-F and have an exercise price equal to the closing price of the Company's common shares on such date (which is US$13.15 per common share). Vesting of these Awards is subject to ratification of the amendments to the 2017 Plan at the next annual meeting of the Company's shareholders scheduled for December 29, 2021.

All common share/option numbers and exercise price in this sub-section have not been adjusted for adjustments for stock dividends issued in 2021.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2021
(Unaudited)

Note 10. Subsequent Events (continued)

Stock Dividend

On April 30, 2021, the Company announced, among other things, an 8% stock dividend which was distributed on November 30, 2021, to shareholders of record as at November 15, 2021. No fractional shares were issued by the Company in connection with such stock dividends.

Note 11. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 28, 2021.

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY LTD. PUBLISHES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

HONG KONG (December 29, 2021) . . . Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces it has published its half-year report, including its results for the six months ended June 30, 2021 and other updates, a copy of which has been furnished on Form 6-K to the United States Securities and Exchange Commission (the "Half-Year Report").

Stakeholders are encouraged to read the Company's entire Half-Year Report for a greater understanding of the Company's business and operations.

A copy of the Half-Year Report is available through the Company's website at www.scullyroyalty.com and is available under the Company's profile on EDGAR at www.sec.gov. Shareholders may request a hard copy of the Half-Year free of charge, by contacting our investor relations firm at info@scullyrolty.com.

All stakeholders who have questions regarding the information in the Half-Year Report may call book a conference call with the Company's senior management by emailing the Company at info@scullyroyalty.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	December 29, 2021